

VIA FACSIMILE AND U.S. MAIL

October 9, 2007

Mr. W. James Scilacci
Senior Vice President and Chief Financial Officer
Mission Energy Holding Company
2600 Michelson Drive, Suite 1700
Irvine, California 92612

> **Re:** **Mission Energy Holding Company**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **Filed May 9, 2007**
> **Form 8-K Filed June 26, 2007**
> **File No. 333-68632**

Dear Mr. Scilacci:

    We have reviewed your response dated August 30, 2007 to our comment letter dated August 9, 2007 and have the following additional comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation.

Form 8-K Filed June 26, 2007

1.   Please file Form 15 to suspend your reporting requirement as required by Exchange Act Rule 12h-3 or Section 15(d) of the Exchange Act. If you file Form 15 under Exchange Act Rule 12h-3 please file all periodic reports due before the filing date of Form 15. If you file Form 15 under Section 15(d) of the Exchange Act, confirm to us that the securities were held of record by less than three hundred persons at the beginning of the fiscal year.

*   *   *   *

    Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340 or me at (202) 551-3344 if you have any questions.

Sincerely,

William Thompson
Branch Chief